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qwest

                     [PRESS RELEASE ISSUED OCTOBER 31, 2001]

           Qwest Communications Board of Directors extends employment contract For Chairman & CEO Joseph P. Nacchio to 2005

                 Company Also Incents 15 Other Senior Executives
                            To Drive Shareowner Value

             24,000 Employees Offered Stock Option Exchange Program

DENVER, October 31, 2001 -- The board of directors of Qwest Communications International Inc. (NYSE:Q) has extended the employment contract of Chairman and CEO Joseph P. Nacchio. The company also is providing additional equity incentives to 15 other senior executives to drive long-term shareowner value. The executive group includes the president and COO, the CFO, and the heads of major business units.

Nacchio has extended his employment contract with Qwest from December 31, 2001 through December 31, 2005, and he has been granted 7.25 million additional stock options. The stock options vest as follows: 2.5 million in August 2004; 500,000 in December 2004; 2.5 million in August 2005, and 1.75 million in December 2005. Nacchio's current employment contract ends December 31, 2001.

Qwest also announced a voluntary stock option exchange offer for approximately 24,000 full-time, non-union employees, designed to increase equity-based performance incentives across the company. Eligible employees have the opportunity to exchange current stock options, with exercise prices of $35 or more, for the same number of replacement options.

The new options are expected to be issued on June 3, 2002 and will have an exercise price equal to the market price of Qwest shares at that time. The new stock options will vest 25 percent annually over a four-year period from the new option grant date. Approximately 38 million options, most issued in 2000, are eligible to be exchanged. The employee stock option exchange program will not require a charge to earnings, and will not increase the total number of outstanding stock options.

"With these programs we better align the interests of our employees with those of our shareowners," said Nacchio. "We also provide incentive and stability to the Qwest senior management team. The programs strike an appropriate balance with the Qwest philosophy of equity-based incentives, while minimizing the dilutive effect of option programs."

Qwest is filing with the Securities and Exchange Commission today a tender offer statement (Schedule TO) detailing the specifics of the exchange offer. The deadline for employees to accept the offer is November 30, 2001, unless extended.

Qwest has approximately 1.66 billion shares of common stock outstanding and an additional approximately 132 million shares reserved for issuance upon the exercise of outstanding stock options and other awards (including those being granted to Nacchio and the senior team). Qwest is currently authorized to grant stock options and other awards that cover 10% of the outstanding shares of Qwest common stock, or approximately 166 million shares.

In addition to the 7.25 million new stock options, Nacchio has 4.6 million options that were granted in June 1997 and expire in June 2003 with an exercise price of $5.50 per share, and nine million stock options that were granted in August 1999 and expire in August 2009 with an exercise price of $28.50 per share. The June 1997 options will be fully vested in December 2001, and the August 1999 options vest in four equal installments of 2.25 million options in August 2000, 2001, 2002 and 2003, respectively. Nacchio also owns outright approximately 471,000 Qwest shares.

                                      # # #

This release may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Qwest with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, volatility of Qwest's stock price, intense competition in the communications services market, changes in demand for Qwest's products and services, dependence on new product development and acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels, higher than anticipated employee levels, capital expenditures and operating expenses, rapid and significant changes in technology and markets, adverse changes in the regulatory or legislative environment affecting Qwest's business, delays in Qwest's ability to provide interLATA services within its 14-state local service territory, adverse conditions in the economy nationally and within its territory, failure to maintain rights of way, and failure to achieve the projected synergies and financial results expected to result from the acquisition of U S WEST timely or at all and difficulties in combining the operations of Qwest and U S WEST. This release may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Qwest logo is a registered trademark of, and CyberCenter is a service mark of, Qwest Communications International Inc. in the U.S. and certain other countries.

         Contacts:         Media Contact:            Investor Contact:
                           --------------            -----------------
                           Chris Hardman             Lee Wolfe
                           303-992-2085              800-567-7296
                           chris.hardman@qwest.com   IR@qwest.com